Alexco Resource Corp.
(an exploration stage company)

Consolidated Financial Statements
For the three and six months ended
December 31, 2006 and 2005 (Unaudited)
(expressed in Canadian dollars)

Alexco Resource Corp.
(an exploration stage company)
Consolidated Balance Sheet (Unaudited)

(expressed in Canadian dollars)

	December 31,	June 30,
	2006	2006
	$	$
Assets
Current assets
Cash and cash equivalents	29,798,872	11,760,752
Restricted cash	620,090	595,090
Accounts receivable	520,859	823,291
Interest and GST receivable	333,032	346,937
Prepaid expenses and other current assets	125,676	88,679
	31,398,529	13,614,749
Restricted cash	11,912,658	11,665,950
Property, plant and equipment (note 5)	741,211	373,649
Mineral properties and deferred exploration costs (note 4)	21,624,986	15,904,205
Intangible assets (note 6)	984,566	1,135,717
	66,661,950	42,694,270
Liabilities
Current liabilities
Accounts payable and accrued liabilities	1,846,003	1,493,638
Income tax payable	69,235	65,014
	1,915,238	1,558,652
Asset retirement obligation (note 7)	1,128,988	1,208,729
Future income tax liability	763,238	777,560
Other reclamation liability (note 8)	8,593,371	8,234,231
	12,400,835	11,779,172
Shareholders’ equity
Capital stock (note 9)	52,680,427	31,684,515
Warrants	3,422,073	421,800
Stock-based compensation	2,123,238	2,205,701
Deficit	(3,964,623)	(3,396,918)
	54,261,115	30,915,098
	66,661,950	42,694,270
Nature of operations (note 1)
Commitments (note 11)
Subsequent events (note 15)

Approved by the Board of Directors

	Director		Director
Michael Winn		Rick Van Nieuwenhuyse

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Consolidated Statement of Operations and Deficit (Unaudited)

(expressed in Canadian dollars)

	Three months ended		Six months ended
		December 31,		December 31,
	2006	2005	2006	2005
	$	$	$	$
Revenue
Consulting revenue	853,960	103,240	2,184,698	152,365

Cost of services
Consulting costs	600,522	49,567	1,530,409	77,317

Gross profit	253,438	53,673	654,289	75,048

Expenses
Accretion – reclamation, Brewery
Creek	12,087	9,037	24,174	18,075
Amortization	120,210	114,496	228,405	227,632
Business development	103,129	170,677	216,881	353,394
Exploration	-	114,335	-	114,335
Foreign exchange (gain) loss	(3,937)	(1,288)	(4,461)	15,108
Office	263,067	47,610	394,425	69,541
Professional fees	138,666	13,892	227,635	50,896
Salaries and contractors	248,820	45,366	361,552	91,819
Stock-based compensation	-	218,000	-	218,000
Regulatory fees	33,208	6,426	44,195	7,666
Travel	65,062	4,232	114,385	7,133

	980,312	742,783	1,607,191	1,173,599

Loss before other items	(726,874)	(689,110)	(952,902)	(1,098,551)

Other items
Interest income	232,913	27,946	465,875	73,634
Gain on reduction of reclamation
liability	-	-	-	60,000
Miscellaneous income	-	467	-	1,282

Loss before income tax	(493,961)	(660,697)	(487,027)	(963,635)

Income tax (note 14)	17,958	-	80,678	-

Net loss for the period	(511,919)	(660,697)	(567,705)	(963,635)

Deficit - Beginning of period	(3,452,704)	(1,014,424)	(3,396,918)	(711,486)

Deficit - End of period	(3,964,623)	(1,675,121)	(3,964,623)	(1,675,121)

Basic and diluted loss per share	(0.02)	(0.05)	(0.02)	(0.07)

Weighted average number of
common shares outstanding	28,923,181	13,995,345	28,574,917	13,995,345

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Consolidated Statement of Cash Flows (Unaudited)

(expressed in Canadian dollars)

	Three months ended		Six months ended
		December 31,		December 31,
	2006	2005	2006	2005
	$	$	$	$
Cash flows from operating activities
Net loss for the period	(511,919)	(660,697)	(567,705)	(963,635)
Items not affecting cash
Amortization	120,211	114,495	228,405	227,631
Accretion - reclamation	12,087	9,037	24,174	18,075
Stock-based compensation	-	218,000	-	218,000
Gain on reduction of reclamation
liability	-	-	-	(60,000)

	(379,621)	(319,165)	(315,126)	(559,929)
Expenditures for reclamation and closure	(28,624)	(98,588)	(103,915)	(248,613)
Changes in non-cash working capital
balances
Accounts receivable	427,554	(94,456)	302,432	(103,399)
Interest and GST receivable	63,415	-	13,905	-
Prepaid expenses and other current
assets	(51,143)	(29,687)	(36,996)	(119,116)
Accounts payable and accrued
liabilities	(1,647,352)	86,140	(735,737)	215,478

	(1,615,771)	(455,756)	(875,437)	(815,579)
Cash flows from investing activities
Investment in mineral properties and
deferred exploration costs	(1,398,960)	(16,227)	(4,426,642)	(85,552)
Increase in restricted cash due to interest
income	(175,544)	383,084	(271,708)	379,402
Deferred financing costs	-	(78,512)	-	(152,188)
Purchase of property, plant and
equipment	(258,300)	(39,023)	(409,815)	(39,023)

	(1,832,804)	249,322	(5,108,165)	102,639
Cash flows from financing activities
Proceeds from share issuance	24,809,600	-	24,809,600	-
Share issue costs	(1,194,638)	-	(1,194,638)	-
Proceeds from redemption of warrants	40,892	-	245,760	-
Proceeds from exercise of options	45,800	-	161,000	-

	23,701,654	-	24,021,722	-

Increase (decrease) in cash and
cash equivalents	20,253,079	(206,434)	18,038,120	(712,940)

Cash and cash equivalents -
Beginning of period	9,545,793	2,395,808	11,760,752	2,902,314

Cash and cash equivalents -
End of period	29,798,872	2,189,374	29,798,872	2,189,374

Supplementary cash flow information (note 12)

The accompanying notes are an integral part of these consolidated financial statements.

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended December 31, 2006 and 2005 (Unaudited)

(expressed in Canadian dollars)

1	Nature of operations

Alexco Resource Corp. (“Alexco” or the “Company”) was incorporated under the Business Corporations Act (Yukon) on December 3, 2004 and commenced operations on March 15, 2005 pursuant to sale and assignment agreements with NovaGold Canada Inc. (“NovaGold”), Viceroy Minerals Corporation (“Viceroy”) and Asset Liability Management Group ULC (“ALM”) where the Company acquired assets in exchange for cash and common shares valued at a price of $0.67 per share in three separate transactions which all closed on March 15, 2005.

The Company conducts mineral exploration in Canada in the Yukon Territory and northern British Columbia. Alexco also performs reclamation and remediation of mine sites using its rights to certain patents and the expertise acquired by its officers. The Company’s main source of funding has been from equity placements.

2	Accounting policies

Basis of presentation

These consolidated financial statements include the accounts of Alexco Resource Corp. and its wholly owned subsidiaries, 650399 BC Ltd., Elsa Reclamation and Development Company Ltd. (“ERDC”) and Access Mining Consultants Ltd. (“Access”). All inter-group transactions are eliminated on consolidation.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada for interim reporting. The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements included in the Company’s 2006 audited consolidated financial statements filed on Sedar and have been consistently followed in the preparation of these consolidated financial statements. These consolidated financial statements should be read in conjunction with the Company 2006 audited consolidated financial statements.

3	Business acquisition

On June 30, 2006, the Company completed the business acquisition of Access Mining Consultants Ltd. (“Access”). Access is an environmental consulting firm headquartered in Whitehorse, Yukon Territory.

Under a plan of arrangement, the Company acquired 100% of the outstanding common shares in exchange for $1 million in cash and 383,978 common shares.

(1)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended December 31, 2006 and 2005 (Unaudited)

(expressed in Canadian dollars)

The transaction was accounted for using the purchase method which involved estimating the fair value of all assets and liabilities acquired as at June 30, 2006. Non-competition agreements have been assigned a fair value of $201,217 and reflected as intangibles whereas historic data relating to the Keno Hill mine site has been assigned a fair value of $2,136,028 and has been capitalized to mineral properties and deferred exploration costs. The non-competition agreements are being amortized on a straight-line basis over its estimated life of four years.

The allocation of the purchase price of the net assets acquired is preliminary and may vary based upon the completion of additional valuation procedures and finalization of working capital adjustments pursuant to the purchase agreement.

The date of the acquisition for accounting purposes is June 30, 2006 being the closing date of the share purchase agreement and the date consideration was formally exchanged. The preliminary allocation of the purchase price of Access based on management’s estimate of fair values is as follows:

$

Purchase price
Cash	1,000,000
Shares issued - 383,978	1,000,000
Transaction costs	35,047

2,035,047

Net assets acquired from Access
Cash	54,691
Accounts receivable	636,036
Prepaid expenses	7,299
Property, plant and equipment	198,177
Mineral properties and deferred exploration costs	2,136,028
Non-competition agreements	201,217
Accounts payable and accrued liabilities	(355,827)
Income tax payable	(65,014)
Future income tax liability	(777,560)

2,035,047

(2)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended December 31, 2006 and 2005 (Unaudited)

(expressed in Canadian dollars)

4	Mineral properties and deferred exploration costs

		Expenditures
		and
	June 30,	acquisition	December 31,
	2006	costs	2006
	$	$	$

Brewery Creek	2,572,623	38,470	2,611,093
Keno Hill	12,033,631	5,607,298	17,640,929
McQuesten	1,185,010	250	1,185,260
Other	112,941	74,763	187,704

	15,904,205	5,720,781	21,624,986

During the six months ending December 31, 2006, the Company finished the 2006 drilling program and incurred $5,607,298 (June 30, 2006 - $12,033,631) in exploration expenditures at Keno Hill. This included $359,140 (June 30, 2006 - $149,641) of accretion to the acquisition cost (note 8).

5	Property, plant and equipment

	December 31, 2006
		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	369,856	46,552	323,304
Furniture and equipment	193,092	62,060	131,032
Computer hardware	147,108	97,909	49,199
Computer software	53,203	27,674	25,529
Leasehold improvements	258,553	46,406	212,147

	1,021,812	280,601	741,211

			June 30, 2006
		Accumulated
	Cost	amortization	Net
	$	$	$

Heavy machinery and equipment	124,441	29,610	94,831
Furniture and equipment	95,165	49,379	45,786
Computer hardware	134,166	74,469	59,697
Computer software	50,434	18,571	31,863
Leasehold improvements	172,790	31,318	141,472

	576,996	203,347	373,649

(3)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended December 31, 2006 and 2005 (Unaudited)

(expressed in Canadian dollars)

6	Intangible assets

The Company recorded amortization during the six months ended December 31, 2006 in the amount of $151,151 (June 30, 2006 - $280,334). Contracts have been fully amortized as at June 30, 2006.

	December 31, 2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Non-competition agreements	201,217	25,151	176,066
Patents	1,260,000	451,500	808,500

	1,461,217	476,651	984,566

			June 30, 2006

		Accumulated
	Cost	amortization	Net
	$	$	$

Non-competition agreements	201,217	-	201,217
Patents	1,260,000	325,500	934,500
Contracts	40,000	40,000	-

	1,501,217	365,500	1,135,717

7	Asset retirement obligations

	December 31,	June 30,
	2006	2006
	$	$

Balance - Beginning of period	1,208,729	1,690,913

Accretion expenses	24,174	63,737
Reclamation expenditures	(103,915)	(363,758)
Change in expected future cash flows	-	(182,163)

Balance - End of period	1,128,988	1,208,729

(4)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended December 31, 2006 and 2005 (Unaudited)

(expressed in Canadian dollars)

8	Other reclamation liability

ERDC has deposited $10 million into a trust account on behalf of the federal government to be used after Final Closing to exclusively fund reclamation of the pre-existing environmental liabilities of the UKHM site. Accretion of $359,140 (June 30, 2006 - $149,641) for the Keno Hill liability has been capitalized to mineral properties and deferred exploration costs as a cost of acquisition.

	December 31,	June 30,
	2006	2006
	$	$

Balance - Beginning of period	8,234,231	-

Additions incurred during the period	-	8,084,590
Accretion of liability	359,140	149,641

Balance - End of period	8,593,371	8,234,231

9	Capital stock

Authorized
100,000,000 common shares without par value

Issued

	Number of	Ascribed
	shares	value
		$

Balance at June 30, 2005	13,995,345	9,324,240

For cash and fair value pursuant to public share offerings	8,427,128	16,902,513
For cash and fair value pursuant to warrant agreements	5,332,741	4,398,250
For cash and fair value pursuant to option agreements	50,000	59,512
To purchase Access (note 3)	383,978	1,000,000

Balance at June 30, 2006	28,189,192	31,684,515

For cash and fair value pursuant to private placement (a)	4,986,779	20,408,898
For cash and fair value pursuant to warrant agreements (b)	120,631	343,552
For cash and fair value pursuant to option agreements (c)	95,000	243,462

Balance at December 31, 2006	33,391,602	52,680,427

(5)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended December 31, 2006 and 2005 (Unaudited)

(expressed in Canadian dollars)

a)	Private placement

On December 21, 2006, the Company issued 3,749,379 Units and 1,217,400 flow-through shares at a price of $4.75 per Unit and $5.75 per flow-through share for gross proceeds of $24,809,600. Each Unit consists of one common share and one half of one transferable common share purchase warrant. Each whole warrant will entitle the holder to acquire one additional common share at a price of $5.75 per share for a period of three years after the date of closing. A fair value of $2,999,502 was recognized by the Company as the value for each whole warrant.

•

Pursuant to an agreement the Company sold on a “bought deal” basis 2,315,879 Units and 1,217,400 flow-through shares for gross proceeds of $18,000,475. In addition, the Company issued 229,663 broker’s warrants exercisable at a price of $5.00 per share for a period of eighteen months after the date of closing as part of this offering. A fair value of $282,485 for the warrants was recognized as share issue costs by the Company.

•

Contemporaneously, the Company also privately sold 1,433,500 Units for gross proceeds of $6,809,125. In addition, the Company issued 20,000 Units as a fee as part of this offering. A fair value of $95,000 for the Units was recognized as share issue costs by the Company.

• Total share issuance costs, including the fair value of the broker’s warrants and fee, for the December financing was $1,680,123.

b)	Share purchase warrants

December 31, 2006			June 30, 2006

	Weighted	Weighted		Weighted	Weighted
	average	average		average	average
Number	exercise	remaining	Number	exercise	remaining
outstanding	price	life	outstanding	price	life
	$	(years)		$	(years)

77,920	1.50	0.07	131,259	1.50	0.58
66,456	2.35	0.28	82,979	2.35	0.78
176,271	2.50	0.32	227,040	2.50	0.82
229,663	5.00	1.47	-	-	-
1,884,689	5.75	2.98	-	-	-

2,434,999	5.22	2.48	441,278	2.17	0.74

(6)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended December 31, 2006 and 2005 (Unaudited)

(expressed in Canadian dollars)

The fair values of warrants granted have been estimated using an option pricing model which is based on Black-Scholes. During the six months ending December 31, 2006, the Company issued 2,114,352 share purchase warrants. Assumptions used in the pricing model are as provided below:

	December 31, 2006	June 30, 2006

Risk-free interest rate	3.95% - 4.15%	3.15% - 4.28%
Expected life	1.5 - 3 years	1 year
Expected volatility	50%	55% - 75%
Expected dividends	-	-

c)	Stock options

December 31, 2006			June 30, 2006

	Weighted	Weighted		Weighted	Weighted
	average	average		average	average
Number	exercise	remaining	Number	exercise	remaining
outstanding	price	life	outstanding	price	life
	$	(years)		$	(years)

945,000	0.80	3.46	975,000	0.80	3.96
210,000	1.50	5.96	250,000	1.50	6.47
1,095,000	3.08	6.38	1,120,000	3.08	6.89

2,250,000	1.97	5.11	2,345,000	1.96	5.63

The fair values of options granted have been estimated using an option pricing model which is based on Black-Scholes. During the six months ending December 31, 2006, the Company issued no stock options. Assumptions used in the pricing model are as provided below:

June 30, 2006

Risk-free interest rate	3.87% - 4.13%
Expected life	4 years
Expected volatility	55% - 75%
Expected dividends	-

(7)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended December 31, 2006 and 2005 (Unaudited)

(expressed in Canadian dollars)

10	Related party transactions

a)

The Company recorded $231,000 (2005 - $157,724) in consulting fees to ALM, which was related by having one director and one officer in common. At December 31, 2006, accounts payable and accrued liabilities include $81,620 (2005 - $28,156) owing to ALM.

b)

The Company recorded $442,275 (2005 - $80,130) in technical service fees to NovaGold Resources Inc. (“NovaGold”), which was related by having two directors in common. At December 31, 2006, accounts payable and accrued liabilities include $174,503 (2005 - $81,980) due to NovaGold. The Company also privately sold 1,048,500 Units to NovaGold as part of the December 21, 2006 financing (note 9).

These transactions were in the normal course of operations and are measured at the exchange amount, which is the amount established and agreed to by the related parties.

11	Commitments

The Company has entered into various lease contracts for office space, motor vehicles and office equipment with various terms expiring over five years.

Required minimum payments as at December 31, 2006 are as follows:

$

2007	102,007
2008	197,395
2009	176,304
2010	134,689
2011	131,166
Thereafter	-

741,561

(8)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended December 31, 2006 and 2005 (Unaudited)

(expressed in Canadian dollars)

12	Supplementary cash flow information

	Three months ended		Six months ended
		December 31,		December 31,

	2006	2005	2006	2005
	$	$	$	$

Cash received for interest	294,958	30,617	519,627	55,434

Non-cash financing and investing
transactions
Accrued mineral properties and
deferred exploration costs	935,000	-	935,000	-
Accrued purchase of property, plant
and equipment	35,000	-	35,000	-
Accrued share issue costs	108,000	-	108,000	-

13	Segmented information

The Company’s operating segments, based on the Company’s two distinct business activities include exploration and consulting in the environmental and reclamation fields. Each of the reportable segments has senior executives responsible for the performance of the segment.

	Six months ended December 31, 2006

	Reclamation
	and
	remediation
	consulting	Exploration	Corporate	Total
	$	$	$	$

Consulting revenue	2,184,698	-	-	2,184,698
Interest income	45,663	-	420,212	465,875
Expenses	1,554,583	-	1,354,612	2,909,195
Amortization	228,405	-	-	228,405

Segment earnings (loss) before
income tax	447,373	-	(934,400)	(487,027)

Total assets	4,334,805	21,624,986	40,702,159	66,661,950

(9)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended December 31, 2006 and 2005 (Unaudited)

(expressed in Canadian dollars)

	Six months ended December 31, 2005

	Reclamation
	and
	remediation
	consulting	Exploration	Corporate	Total
	$	$	$	$

Consulting revenue	152,365	-	-	152,365
Interest income	73,634	-	-	73,634
Expenses and other items	387,233	114,335	460,434	962,002
Amortization	147,553	80,079	-	227,632

Segment loss before income tax	(308,787)	(194,414)	(460,434)	(963,635)

Total assets	3,700,956	3,892,757	2,498,237	10,091,950

All of the Company’s property, plant and equipment is located and all of its revenue earned in Canada.

The Company recorded revenue from three customers representing 10% or more of total sales in the amounts of $1,058,180, $332,895 and $275,994 respectively. In aggregate these customers accounted for 76% of the Company’s total revenue.

14	Income tax

The provision of income taxes is comprised of the following elements. Prior period comparative amounts are nil.

Six months ended
December 31,
2006
$

Current
Provision for current income tax	95,000

Future
Recovery of future income tax	(14,322)

80,678

(10)

Alexco Resource Corp.
(an exploration stage company)
Notes to Consolidated Financial Statements
Six months ended December 31, 2006 and 2005 (Unaudited)

(expressed in Canadian dollars)

15	Subsequent events

On January 17, 2007, the Company granted 852,500 stock options to directors, employees and non-employees. A charge representing a fair value of $1,841,400 will be included in stock-based compensation under shareholders’ equity, of which $1,647,000 will be recorded as stock-based compensation expense and $194,400 will be included in mineral property expenditures.

(11)